EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the three months ended
	March 28,	March 29,
In millions	2010	2009
Earnings
Earnings before income taxes and noncontrolling interests	$257	$21
Add:
Fixed charges	22	20
Amortization of capitalized interest	1	1
Distributed income of equity investees	24	80
Less:
Equity in earnings of investees	68	30
Capitalized interest	1	2
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1	—
Earnings before fixed charges	$234	$90

Fixed charges
Interest expense	$9	$7
Capitalized interest	1	2
Amortization of debt discount	—	1
Interest portion of rental expense(1)	12	10
Total fixed charges	$22	$20

Ratio of earnings to fixed charges	10.6	4.5

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.